Exhibit 3.1

Wyoming Secretary of State Herschler Building East, Suite 101 122 W 25th Street Cheyenne, WY 82002-0020 Ph. 307.777.7311 Email: Business@wyo.gov	For Office Use Only

Profit Corporation

Articles of Amendment

1. Corporation name:

(Name must match exactly to the Secretary of State’s records.)

DEEP GREEN WASTE & RECYCLING, INC.

2. Article number(s)	Article III	is amended as follows:

*See checklist below for article number information.

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is One billion and five million (3,005,000,000) shares, consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock,” with all of such shares having a par value of $.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is three billion (3,000,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is five million (5,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 2 of this Article III.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on	10/20/2022
(Date – mm/dd/yyyy)

P-Amendment – Revised June 2021

5. Approval of the amendment: (Please check only one appropriate field to indicate the party approving the amendment.)

☒	Shares were not issued and the board of directors or incorporators have adopted the amendment.

OR

☐	Shares were issued and the board of directors have adopted the amendment without shareholder approval, in compliance with W.S. 17-16-1005.

OR

☐	Shares were issued and the board of directors have adopted the amendment with shareholder approval, in compliance with W.S. 17-16-1003.

Signature:	/s/ Lloyd T Spencer	Date:	10/20/2022
(May be executed by Chairman of Board, President or another of its officers.)			(mm/dd/yyyy)

Print Name:	Lloyd T Spencer	Contact Person:	Lloyd T Spencer

Title:	Corporate Secretary / Director	Daytime Phone Number:	206-919-1278

		Email:	lloyd.spencer@deepgreenwaste.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist
☐	Filing Fee: $60.00 Make check or money order payable to Wyoming Secretary of State.
☐	Processing time is up to 15 business days following the date of receipt in our office.
☐	*Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. Article number(s) is not the same as the filing ID number.
☐	Please mail with payment to the address at the top of this form. This form cannot be accepted via email.
☐	Please review the form prior to submission. The Secretary of State’s Office is unable to process incomplete forms.

P-Amendment – Revised June 2021